Press Release

GreenPower Reports Fiscal Second Quarter 2022 Financial Results

Vancouver, Canada / November 12, 2021 / GreenPower Motor Company Inc. (Nasdaq: GP) (TSXV: GPV) ("GreenPower"), a leading manufacturer and distributor of zero emission electric powered vehicles serving the cargo and delivery, shuttle, transit and school bus markets, today announced financial results for its quarter ended September 30, 2021.

Fraser Atkinson, CEO of GreenPower, commented, "As we expected, vehicle deliveries accelerated near the end of our fiscal second quarter and that trend has continued into the current period. Presently, we have over 100 approved vouchers for eligible vehicles listed on the California HVIP, New Jersey ZIP and B.C. SUVI rebate program, which will continue to support increased deliveries in coming quarters." Atkinson continued, "Sales pipeline activity continues to grow with a variety of large volume opportunities across the GreenPower product line. We have significantly expanded our sales infrastructure and network and we expect to see the benefits of that investment materialize over the next several quarters."

Recent Highlights:

  Delivered 44 vehicles including 34 sales and 10 leases generating revenues of $4,441,963 in the second quarter an increase of 57% over the revenue of $2,835,411 for the second quarter in the previous fiscal year
  Launched the BEAST Type D all-electric school bus with an industry leading capacity of 90 seats and features at ACT Expo in Long Beach on August 31, 2021
  Delivered the first two BEAST school buses, which have passed the required California Highway Patrol inspection
  GreenPower completed a follow-on sale of 24 EV Stars to Zeem Solutions during the quarter, which were previously on lease with another customer
  GreenPower delivered the first ten EV Star Cab and Chassis to an end user in Southern California
  GreenPower sold 7 EV Stars to a diverse group of customers in California, to be used for employee transportation at Fortune 500 companies, public transportation in the City of Temecula, and to a vehicle upfitter.
  Announced OEM agreement with autonomous vehicle technology provider, Perrone Robotics, to accelerate autonomous shuttle offerings for transit properties.
  Honoured by Metro Magazine with the "Innovative Solutions" Award in Recognition of Work with Perrone Robotics & Jacksonville Transportation Authority

Brendan Riley, President of GreenPower commented, "To keep pace with anticipated demand, we continue to build significant inventory with nearly 260 units in various stages of production and over 70 units in finished goods at the end of the quarter. The receipt of our 292 Card from the California Highway Patrol allows us to accelerate deliveries of our all-electric BEAST school bus which we expect to have a significant impact on revenues in the second half of this fiscal year. Most importantly, we continue to see substantial repeat demand from existing customers, which is a testament to the performance of GreenPower vehicles in the real world environment."

Second Quarter 2022 Financial Summary:

  Recorded revenues on the delivery of 44 vehicles of $4,441,963 an increase of 57% over revenue of $2,835,411 on the delivery of 15 vehicles for the second quarter in the previous fiscal year
  Cost of revenues were $3,488,972 generating a gross profit of $952,991 or 21.5% of revenues compared to a gross profit of 30.1% for the previous fiscal year. Gross profit for the quarter was compressed due to the deliveries of several new models and the sale of vehicles formerly on lease and our gross margin expectation remains at 30%.
  The adjusted EBITDA loss was $1,373,088 compared to an adjusted EBITDA loss of $1,122,248 for the previous quarter
  Working capital increased to $31,327,058 compared to $30,808,375 at March 31, 2021
  Inventory increased to $22.8 million compared to $12.5 million at March 31, 2021 and $5.7 million at September 30, 2020.  Inventory at September 30, 2021 consisted of over 70 vehicles in finished goods inventory representing EV Star Transit +, EV Star Cab and Chassis, BEAST school buses, EV Stars, EV Star Cargo and an EV 350 as well as almost an additional 260 various models under production.

For further information contact

Fraser Atkinson, CEO and Chairman

(604) 220-8048

Brendan Riley, President

(510) 910-3377

Michael Sieffert, CFO

(604) 563-4144

Mike Cole

Investor Relations

(949) 444-1341

Allie Potter

Media Relations

(218) 766-8856

allie@skyya.com

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. Listed on the Toronto exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to  www.greenpowermotor.com

Non IFRS Financial Measures

“Adjusted EBITDA” as reflected above reflects net income or loss before interest, taxes, share-based payments, depreciation and amortization, allowance/(recovery) for credit losses and warranty accrual. Adjusted EBITDA is a measure used by analysts and investors as an indicator of operating cash flow since it excludes the impact of movements in working capital items, non-cash charges and financing costs. Therefore, Adjusted EBITDA gives the investor information as to the cash generated from the operations of a business.  However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Adjusted EBITDA as calculated by GreenPower may not be comparable to Adjusted EBITDA as calculated and reported by other companies. The most comparable IFRS measure to Adjusted EBITDA is net income.

Forward-Looking Statements

This document contains forward-looking statements relating to, among other things, GreenPower's business and operations and the environment in which it operates, which are based on GreenPower's operations, estimates, forecasts and projections. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "upon", "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. A number of important factors including those set forth in other public filings (filed under the Company's profile on www.sedar.com) could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. GreenPower disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. All amounts in U.S. dollars. ©2021 GreenPower Motor Company Inc. All rights reserved.